UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Agreement between Telefónica España and Vodafone España to incorporate a joint company for the commercialization of a FTTH network for its shareholders	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Telefónica informs that its subsidiary Telefónica España Filiales, S.A.U. (“Telefónica España”), has reached an agreement with Vodafone ONO, S.A.U. (“Vodafone España”) to incorporate a joint company (the “Company”), whose main activity is the commercialization of a fiber to the home (FTTH) network for its shareholders, Telefónica España and Vodafone España, so that they can in turn provide retail and wholesale broadband access services.
The Company will cover approximately 3.6 million premises, with assets that are currently part of the Telefónica Espana’s FTTH and that represent approximately a 12% of its national network. It is estimated that the Company will initially have around 1.4 million clients, which implies a penetration level of approximately 40%. As part of the transaction, the required agreements for the provision of services from Telefónica Group to the Company will be signed.
After the closing of the transaction, Telefónica España will hold a 63% in the Company and Vodafone España the remaining 37%.

The closing of the transaction is subject to obtaining the corresponding regulatory approvals.

Madrid, November 7, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 7, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors